EXHIBIT 99

Magna International Inc.

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel: 905-726-2462
Fax: 905-726-7164
www.magna.com

PRESS RELEASE

MAGNA ADOPTS FURTHER
CORPORATE GOVERNANCE ENHANCEMENTS

BUILDS UPON PRIOR INITIATIVES TO EVOLVE ITS CORPORATE GOVERNANCE PRACTICES


January 24, 2012, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG, NYSE: MGA) today announced that its Board has adopted a number of further corporate governance enhancements as part of the evolution of its corporate governance practices.

"The changes adopted today underscore that the Board continues to be responsive to, and is fully aligned with, shareholder interests," said Magna Chairman Michael Harris. "Since the completion of the plan of arrangement in August 2010, the Board has implemented a number of enhancements to its corporate governance practices while continuing to emphasize the key operating principles and Corporate Constitution that have been the cornerstone of Magna's historical success. During this same time, the Board has also approved several increases to Magna's dividend, bought back shares under a share buy-back program and overseen a number of acquisitions, while continuing to emphasize the strong financial discipline that has enabled Magna to have one of the strongest balance sheets in the industry. We believe that the Board's record demonstrates its continued commitment to building long-term shareholder value."

The shareholder-friendly enhancements adopted by the Board today include:

Say on Pay:

Commencing with Magna's 2012 annual meeting, shareholders will vote on an advisory resolution relating to the company's approach to executive compensation.

Full Majority Voting:

Magna's existing majority voting policy has been amended to clarify that a resignation delivered by a director who receives more "Withhold" votes than "For" votes, will be accepted unless there are extraordinary circumstances that would justify rejecting the resignation. After receiving the recommendation of the Nominating Committee, the independent directors of the Board who secure a majority of "For" votes will accept or reject a resignation no more than 90 days after the meeting at which the director election occurred. The decision made by the independent directors will be publicly disclosed by press release and reasons will be provided if a resignation under the policy is rejected.

Director Stock Options Eliminated:

Compensation for Magna's independent directors will not include any new grants of stock options. No stock options have been granted to independent directors since May 2010.

Disclosure of Detailed Voting Results:

While Magna previously announced that disclosure will be made of detailed voting results relating to each shareholder meeting beginning with our 2012 annual meeting, the Board approved a formal policy confirming that Magna will publicly disclose the number and percentage of votes cast on every matter at each shareholders' meeting.

Board Renewal:

In connection with the ongoing process of Board renewal, Russell Reynolds Associates has been engaged to assist in the search for additional independent directors who will be nominated for election at Magna's 2012 annual meeting. The current search prioritizes candidates with strong financial, automotive, global business and/or corporate governance expertise. Through the current search, the Board seeks to build upon the process of orderly board renewal following the retirement from the Board of three directors in 2010/2011 and the election of two new independent directors in May 2011. Additionally, for 2012, the independent directors (collectively) will oversee the director search and nominating functions which the Nominating Committee would ordinarily perform.

Director Education:

The Board adopted a formal director education policy to help ensure that Magna's directors are provided with ongoing education relating to the company's business and industry, as well as various other topics such as corporate governance, risk management and executive compensation.

Board Evaluation:

In order to enhance the effectiveness of the Board's self-evaluation, recognized corporate governance expert Carol Hansell of Davies Ward Phillips & Vineberg will facilitate the evaluation process of the Board and directors in respect of 2011.

The enhancements described above are reflected in a revised Board
Charter, which can be found on Magna's website under "Corporate
Governance".

CONTACT

For further information, please contact Vince Galifi, Executive
Vice-President and Chief Financial Officer at 905-726-7100.

ABOUT MAGNA

We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.

Magna has over 107,000 employees in 286 manufacturing operations and 88 product development, engineering and sales centres in 25 countries.

FORWARD LOOKING STATEMENTS

THIS RELEASE MAY CONTAIN STATEMENTS WHICH CONSTITUTE "FORWARD-LOOKING STATEMENTS" UNDER APPLICABLE SECURITIES LEGISLATION AND ARE SUBJECT TO, AND EXPRESSLY QUALIFIED BY, THE CAUTIONARY DISCLAIMERS THAT ARE SET OUT IN MAGNA'S REGULATORY FILINGS. PLEASE REFER TO MAGNA'S MOST CURRENT MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION, ANNUAL INFORMATION FORM AND ANNUAL REPORT ON FORM 40-F, AS REPLACED OR UPDATED BY ANY OF MAGNA'S SUBSEQUENT REGULATORY FILINGS, WHICH SET OUT THE CAUTIONARY DISCLAIMERS, INCLUDING THE RISK FACTORS THAT COULD CAUSE ACTUAL EVENTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS. THESE DOCUMENTS ARE AVAILABLE FOR REVIEW ON MAGNA'S WEBSITE AT WWW.MAGNA.COM.